UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 22, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 November 2022 entitled ‘Vodafone announces Group Executive Committee change’.

RNS Number: 1225H

Vodafone Group Plc

22 November 2022

22 November 2022

Vodafone announces Group Executive Committee change

Vodafone today announced a change to its Group Executive Committee.

Alex Froment-Curtil Group Chief Commercial Officer will leave Vodafone to return to France with his family for an external opportunity in another industry effective 31 December 2022. His successor will be announced in due course.

 Alex joined Vodafone in 2004 and has held senior commercial roles in Vodafone Group, Europe and Africa including CEO for Vodafone Hungary, Vodafone Egypt and Vodafone Turkey.

"I want to thank Alex for his significant impact in all of the roles he has had during his outstanding career at Vodafone. He has always focused on the customer, our digital transformation and growth agenda. I wish Alex and his family all the best on their return to France," said Nick Read, CEO Vodafone Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 22, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary